Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Katrin Watkins, Assistant Secretary of John Deere Capital Corporation, state:

A review of John Deere Capital Corporation’s activities for the period from October 29, 2018  through November 3, 2019 (the “Reporting Period”) and of John Deere Capital Corporation’s performance under the Sale and Servicing Agreement dated as of February 28, 2018 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2018 has been made under my supervision, and to the best of my knowledge based on such review, John Deere Capital Corporation has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 10, 2020		John Deere Capital Corporation.

	By:	/s/ Katrin Watkins
Katrin Watkins
Assistant Secretary